EXHIBIT 11

Statement re: Computation of Earnings Per Share

(in thousands, except Earnings Per Share)

	Three Months Ended
	June 30, 2003	June 30, 2002
Net income	$402	$230
Average shares outstanding	3,015	3,009
Basic Earnings Per Share	$0.13	$0.07

Net income	$402	$230
Average shares outstanding before the effect of options	3,015	3,009
Effect of options	36	20
Average shares outstanding including options	3,051	3,029
Diluted Earnings Per Share	$0.13	$0.07

	Six Months Ended
	June 30, 2003	June 30, 2002
Net income	$726	$375
Average shares outstanding	3,014	3,003
Basic Earnings Per Share	$0.24	$0.12

Net income	$726	$375
Average shares outstanding before the effect of options	3,014	3,003
Effect of options	34	20
Average shares outstanding including options	3,048	3,023
Diluted Earnings Per Share	$0.24	$0.05